Filed Pursuant to Rule 433
Registration No. 333-158385
July 21, 2010
FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009, and
Prospectus Supplement dated April 9, 2009)

# HSBC USA Inc.
## Callable Step-Up Rate Notes

▸ 100% principal protection at maturity

▸ Semi-annual Coupon payments

▸ Coupon Rate that increases over the term of the Notes

▸ Callable by HSBC USA Inc., as Issuer

▸ 12-year term

▸ Subject to the credit risk of HSBC USA Inc.

The Notes offered hereunder are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and include investment risks including possible loss of the Principal Amount invested due to the credit risk of HSBC USA Inc.

The Notes will not be listed on any U.S. securities exchange or automated quotation system.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction.** See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-6 of this free writing prospectus.

**Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-5 of this document and page S-3 of the accompanying prospectus supplement.**

|  | Price to Public | Fees and Commissions[1] | Proceeds to Issuer |
|---|---|---|---|
| Per Note / Total | $1,000 / |  |  |

[1]HSBC USA Inc. or one of our affiliates may pay varying discounts and commissions of 1.92% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-6 of this free writing prospectus.

**HSBC**

# HSBC USA Inc.
# Callable Step-Up Rate Notes due August 18, 2022



The offering of Callable Step-Up Rate Notes due August 18, 2022 (the "Notes") will have the terms described in this free writing prospectus and the accompanying prospectus supplement and prospectus. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control.  In reviewing the accompanying prospectus supplement, all references to "Reference Asset" therein shall refer to the applicable Coupon Rate (as defined below).

**This free writing prospectus relates to a single offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with semi-annual Coupon payments at a fixed rate that will increase over the term of the Notes.  The following key terms relate to the offering of these Notes:**

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. |
| **Principal Amount:** | $1,000 per Note. |
| **Trade Date:** | July 21, 2010 |
| **Pricing Date:** | July 21, 2010 |
| **Original Issue Date:** | August 18, 2010 |
| **Maturity Date:** | Expected to be August 18, 2022, or if such day is not a Business Day, the next succeeding Business Day. |
| **Payment at Maturity:** | If the Notes have not been called by us, as described below, on the Maturity Date, for each Note, we will pay you the Principal Amount of your Notes plus the final Coupon, if any. |
| **Coupon:** | With respect to each Coupon Payment Date, for each $1,000 Principal Amount of Notes, the Coupon will be calculated as $1,000 × applicable Coupon Rate. The Coupon is paid semi-annually and is based upon the applicable Coupon Rate which is determined by calculating the Annual Coupon Rate on a 30/360 unadjusted basis.  See "Coupon" on page FWP-3 of this free writing prospectus |

**Annual Coupon Rate:**

| _From (and including)_ | _To (but excluding)_ | _Annual Coupon Rate_ |
|---|---|---|
| August 18, 2010 | August 18, 2015 | 3.00% per annum |
| August 18, 2015 | August 18, 2017 | 4.00% per annum |
| August 18, 2017 | August 18, 2019 | 5.00% per annum |
| August 18, 2019 | August 18, 2021 | 6.00% per annum |
| August 18, 2021 | August 18, 2022 | 7.00% per annum |

The dates above refer to originally scheduled Coupon Payment Dates and may be postponed as described below.

| | |
|---|---|
| **Coupon Rate:** | The applicable Annual Coupon Rate calculated on a 30/360 unadjusted basis for a 6 month period. |
| **Coupon Payment Dates:** | The 18th calendar day of each August and February commencing on February 18, 2011, up to and including the Maturity Date or the Call Payment Date, as applicable, provided that if any such day is not a Business Day, the relevant Coupon Payment Date or Call Payment Date, as applicable, shall be the next succeeding Business Day as if made on the date the payment was due, and no interest will accrue on the amount payable for the period from and after such Coupon Payment Date. |
| **Call Provision:** | The Notes are redeemable at our option, in whole, but not in part, on the Coupon Payment Date corresponding to August 18, 2015, August 18, 2017, August 18, 2019 and August 18, 2021 upon notice on or before the corresponding Call Notice Date, at an amount that will equal the Principal Amount of your Notes plus the Coupon applicable to such Coupon Payment Date.  If the Notes are called prior to the Maturity Date, you will be entitled to receive only the Principal Amount of the Notes and any Coupon payment in respect of Coupon Payment Dates ended on or before the Call Payment Date.  In this case, you will lose the opportunity to continue to be paid Coupons in respect of Coupon Payment Dates ending after the Call Payment Date. |
| **Call Notice Dates:** | 10 Business Days prior to the corresponding Coupon Payment Date. |
| **Call Payment Date:** | The Coupon Payment Date, if any, for which we have given notice, on or before the corresponding Call Notice Date, that we elect to call the Notes. |
| **Business Day:** | Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York. |

| | |
|---|---|
| **CUSIP/ISIN:** | 4042K04A0 / |
| **Form of Notes:** | Book-Entry |
| **Listing:** | The Notes will not be listed on any U.S. securities exchange or quotation system. |

.

## GENERAL

This free writing prospectus relates to a single offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with semi-annual Coupon payments at a fixed rate that will increase over the term of the Notes. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Each Coupon is calculated based on the fixed rate applicable to the relevant Coupon Payment Date; however, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to any such rate or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated April 2, 2009 and the prospectus supplement dated April 9, 2009. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-5 of this free writing prospectus and page S-3 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this free writing prospectus relates. Before you invest in the Notes, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

▶ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

### Coupon

On each Coupon Payment Date, for each $1,000 Principal Amount of Notes, you will be paid an amount equal to the product of (a) $1,000 multiplied by (b) the applicable Coupon Rate. The expected Coupon Payment Dates are February 18, 2011, August 18, 2011, February 18, 2012, August 18, 2012, February 18, 2013, August 18, 2013, February 18, 2014, August 18, 2014, February 18, 2015, August 18, 2015, February 18, 2016, August 18, 2016, February 18, 2017, August 18, 2017, February 18, 2018, August 18, 2018, February 18, 2019, August 18, 2019, February 18, 2020, August 18, 2020, February 18, 2021, August 18, 2021, February 18, 2022 and August 18, 2022 (which is also the expected Maturity Date). If any Coupon Payment Date falls on a day that is not a Business Day (including a Coupon Payment Date that is also the Maturity Date or the Call Payment Date), such Coupon Payment Date will be postponed to the immediately succeeding Business Day. In no event, however, will any additional interest accrue on the Notes as a result of the foregoing postponement. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled "Recipients of Interest Payments on page S-18 in the accompanying prospectus supplement.

### Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

### Trustee

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the Notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

### Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

## INVESTOR SUITABILITY

**The Notes may be suitable for you if:**

▶ You are willing to make an investment that may be called on any biennial Coupon Payment Date commencing August 18, 2015. If we call your Notes, you will receive the Principal Amount of your Notes and the relevant Coupon on the Call Payment Date and will not receive any further Coupon payments.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the Notes to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

**The Notes may not be suitable for you if:**

▶ You are unwilling to invest in the Notes based on the applicable Coupon Rate corresponding to each Coupon Payment Date.

▶ You are unwilling to make an investment in Notes that we can call on any biennial Coupon Payment Date commencing August 18, 2015, thereby potentially limiting your return on the Notes.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the Notes to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

## RISK FACTORS

In addition to the following risks, we urge you to read "Risk Factors" beginning on page S-3 of the accompanying prospectus supplement. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

### Credit Risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the return of the Principal Amount at maturity or on the Call Payment Date, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

### The Notes are Not Insured by Any Governmental Agency of the United States or Any Other Jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of the Issuer, HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full amount payable on the Notes.

### Your Investment is Subject to a Reinvestment Risk in the Event We Elect to Call the Notes.

If we decide to call the Notes prior to maturity, the holding period over which you would receive the amount payable upon our exercise of the Call Provision would be less than the full term of the Notes. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk following our exercise of the Call Provision. We may choose to call the Notes early or choose not to call the Notes early, in our sole discretion. In addition, it is more likely that we will call the Notes prior to maturity if a significant decrease in U.S. interest rates or a significant decrease in the volatility of U.S. interest rates would result in greater Coupon payments on the Notes than on instruments of comparable maturity, terms and credit rating then trading in the market.

### The Notes are Not Ordinary Debt Securities; The Step-up Feature Presents Different Investment Considerations than Fixed Rate Notes.

Unless general interest rates rise significantly, you may not expect to earn the highest scheduled Coupon Rates because the Notes are likely to be redeemed on a Call Payment Date if interest rates remain the same or fall during the term of the Notes. When determining whether to invest in the Notes, you should not focus on the highest Coupon Rate, which is only applicable to the last year of the term of your Notes. You should instead focus on, among other things, the overall annual percentage rate of interest to maturity or early redemption as compared to other equivalent investment alternatives.

### Certain Built-In Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity.

While the payment upon exercise of the Call Provision and Payment at Maturity described in this free writing prospectus are based on the full aggregate Principal Amount of your Notes, the original issue price of the Notes includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the Notes. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing, if at all, to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

### The Notes Lack Liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to readily trade or sell the Notes. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price at which HSBC Securities (USA) Inc. is willing, if at all, to buy the Notes.

**Potential Conflicts.**

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

**Tax Treatment.**

For a discussion of certain of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "Certain U.S. Federal Income Tax Considerations" below and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

## ILLUSTRATIVE EXAMPLES

The following table indicates the Coupons payable on the indicated Coupon Payment Date on a hypothetical $1,000 investment in the Notes **and assume the Notes have not been called at our option.** The dates in the table below refer to originally scheduled Coupon Payment Dates and may be postponed as described herein.

| Coupon Payment Date (expected) | Coupon Rate | Coupon |
|---|---|---|
| February 18, 2011 | 3.00% | $30.00 |
| August 18, 2011 | 3.00% | $30.00 |
| February 18, 2012 | 3.00% | $30.00 |
| August 18, 2012 | 3.00% | $30.00 |
| February 18, 2013 | 3.00% | $30.00 |
| August 18, 2013 | 3.00% | $30.00 |
| February 18, 2014 | 3.00% | $30.00 |
| August 18, 2014 | 3.00% | $30.00 |
| February 18, 2015 | 3.00% | $30.00 |
| August 18, 2015 | 3.00% | $30.00 |
| February 18, 2016 | 4.00% | $40.00 |
| August 18, 2016 | 4.00% | $40.00 |
| February 18, 2017 | 4.00% | $40.00 |
| August 18, 2017 | 4.00% | $40.00 |
| February 18, 2018 | 5.00% | $50.00 |
| August 18, 2018 | 5.00% | $50.00 |
| February 18, 2019 | 5.00% | $50.00 |
| August 18, 2019 | 5.00% | $50.00 |
| February 18, 2020 | 6.00% | $60.00 |
| August 18, 2020 | 6.00% | $60.00 |
| February 18, 2021 | 6.00% | $60.00 |
| August 18, 2021 | 6.00% | $60.00 |
| February 18, 2022 | 7.00% | $70.00 |
| August 18, 2022 | 7.00% | $70.00 |

## EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) the accelerated Payment at Maturity due and payable in the same general manner as described in Payment at Maturity on page FWP-1 in this free writing prospectus and (ii) any accrued but unpaid interest payable based upon the Annual Coupon Rate calculated on the basis of a 360-day year consisting of twelve 30-day months. If any Coupon Payment Date falls on a day that is not a Business Day (including a Coupon Payment Date that is also the Maturity Date or the Call Payment Date), such Coupon Payment Date will be postponed to the immediately succeeding Business Day.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Events of Default" in the accompanying prospectus.

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC for distribution to other registered broker dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the offering price set forth on the cover page of this free writing prospectus and will receive underwriting discounts and commissions of 1.92%, or $19.20, per $1,000 Principal Amount of Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement.

We expect that delivery of the securities will be made against payment for the securities on or about the Original Issue Date set forth on page FWP-1 of this document, which is expected to be the sixteenth business day following the Pricing Date of the securities. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade securities on the Pricing Date, will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.

## CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.  We and each holder of Notes (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) agree to treat the Notes for U.S. federal income tax purposes as indebtedness issued by us.  Accordingly, interest paid on the Notes generally should be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your regular method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the Notes will be capital gain or loss.

Recently enacted legislation will impose an additional 3.8% tax on the net investment income (which includes interest and gains from a disposition of a Note) of certain individuals, trust and estates, for taxable years beginning after December 31, 2012.  Prospective investors in the Notes should consult their tax advisors regarding the possible applicability of this tax to an investment in the Notes.

Prospective investors should consult their tax advisors as to the federal, state, local and other tax consequences to them of the purchase, ownership and disposition of Notes.

## TABLE OF CONTENTS
### Free Writing Prospectus

### Prospectus Supplement

### Prospectus

**You should only rely on the information contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.**

# HSBC USA Inc.

## $  Callable Step-Up Rate Notes due August 18, 2022

## July 21, 2010

## FREE WRITING PROSPECTUS